UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Declaration of National Grid     |     CERTIFICATE PURSUANT TO RULE 24 UNDER
Group plc on Form U-1 (File      |     THE PUBLIC UTILITY HOLDING COMPANY ACT
No. 70-9773)                     |     OF 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, National Grid Group plc ("National Grid') certifies that it has distributed proxy solicitation materials to its shareholders as described in Pre-Effective Amendment No. 1 and Post-Effective Amendment No. 2 to Form U-1 in File 70-9773, which were authorized by order of the Commission in Public Utility Holding Company Act Release Nos. 27312 (Dec. 21, 2001) and 27473 (Dec. 7, 2001) respectively. National Grid also certifies that these solicitations have been carried out in accordance with the terms and conditions of and for the purposes represented by the declarations and of the Commission's orders with respect thereto.

Exhibits

B-1 Final Proxy Solicitation Materials related to the creation of a new parent holding company, Submitted on Form SE

F-2  "Past Tense" Opinion of Counsel



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Grid has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                      //s//Fiona Smith
                                      Company Secretary and General Counsel
                                      National Grid Group plc

Date:    December 21, 2001